FAIR WIND SECRETARIAL SERVICES LIMITED
富榮秘書服務有限公司

3rd Floor, Kailey Tower, 16 Stanley Street, Central, Hong Kong.
香港中環士丹利街十六號騏利大廈三樓
Tel: 2827 1778 • Fax: 2827 4790 • E-mail: fw@fairwind.com.hk

9th Floor, Kailey Tower, 16 Stanley Street, Central, Hong Kong.
香港中環士丹利街十六號騏利大廈九樓
...2186 • Fax: 2827 4836 • E-mail: fw@fairwind.com.hk



Our Ref.: S/7911/94 LTO/kk

03050031

31 MAR 2003

Securities and Exchange Commission
Office of International Corporation Finance
450 Fifth Street N.W.
Washington, D.C. 20549
U.S.A.


SEC MAIL PROCESSING
RECEIVED
APR 07 2003
WASH. D.C.
165
SECTION

SUPPL

Re : China Resources Enterprise, Limited
Rule 12g3-2(b) Materials, File No.82-4177

Dear Sirs,

We are instructed to enclose herewith a copy of the announcement dated 28th March, 2003 pursuant to Rule 12g3-2(b)(1)(iii) under the Securities Exchange Act of 1934 (the "Exchange Act"), in connection with the exemption from reporting under the Rule of China Resources Enterprise, Limited (the "Company").

The above document has been marked in the upper right hand corner to indicate the Commission file number for the Company's 12g3-2(b) exemption.

Pursuant to Rule 12g3-2(b)(4) and (5), the enclosed material shall not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and the furnishing of such material shall not constitute an admission for any purpose that the Company is subject to the Exchange Act.

Kindly acknowledge receipt of this letter and the enclosure by stamping the enclosed copy of this letter and returning it in the enclosed self-addressed envelope.

Yours faithfully,
For and on behalf of
FAIR WIND SECRETARIAL SERVICES LIMITED

LO Tai On
Director
Encl.

PROCESSED
APR 24 2003
THOMSON FINANCIAL

c.c. Mr. Jonathan H. Lemberg,
Morrison & Foerster, 23/F Entertainment Building
30 Queen's Road Central, Hong Kong (30318/1)
(w/o enclosure)
Mr. Bryan Ho
The Bank of New York, ADR Division, 101 Barclay Street, 22 West New York,
NY 10286, U.S.A.

dlw 4/16



華潤創業有限公司
China Resources Enterprise, Limited

(incorporated in Hong Kong under Companies Ordinance)

CONNECTED TRANSACTION

The directors of China Resources Enterprise, Limited announced that on 28th March, 2003, CIFC, a 51 per cent. indirectly owned subsidiary of the Company, entered into the Agreement with Paul & Sam for the sale of all its 51 per cent. equity interest in CIFHK. On completion, CIFC has received the consideration of HK$18,000,000 payable for the 51 per cent. equity interest in CIFHK and the Shareholder's Loan has been repaid.

As Paul & Sam is a wholly owned subsidiary of a substantial shareholder of CIFC, the Agreement constitutes a connected transaction under the Listing Rules. As the total consideration or value for the Realisation represents less than 3 per cent. of the book value of the net tangible assets of the Company as shown in the latest published unaudited consolidated interim accounts of the Company as at 30th September, 2002, details of the Agreement will be disclosed in the 2003 annual report and the accounts of the Company pursuant to Rule 14.25(1) of the Listing Rules.

THE AGREEMENT DATED 28TH MARCH, 2003

Vendor:	CIFC
Purchaser:	Paul & Sam
Asset to be realised:	all of the 51 per cent. equity interest in CIFHK currently held by CIFC
Consideration:	HK$18,000,000
Other Conditions:	Paul & Sam's covenant to arrange for the repayment of the Shareholder's Loan upon completion of the Agreement

CIFHK has, since December 1999, been owned as to 51 per cent. by CIFC and 49 per cent. by an independent third party not connected to a director, chief executive or substantial shareholder of the Company or any of its subsidiaries or an associate of any of them under the definition of the Listing Rules. CIFC is in turn owned as to 51 per cent. indirectly by the Company and 49 per cent. by CNFC, the sole beneficial owner of Paul & Sam.

Completion has taken place immediately on signing of the Agreement. CIFC has received the consideration of HK$18,000,000 payable for the 51 per cent. equity interest in CIFHK, and the Shareholder's Loan has been repaid. Upon completion of the Agreement, CIFC ceases to have any interests in CIFHK.

The terms and conditions for the Realization have been arrived at after arm's length negotiations between Paul & Sam and CIFC. The consideration for the Realisation is determined by reference to the unaudited net asset value of CIFHK as at 31st December, 2002 and the future prospects of CIFHK. The unaudited net asset value of CIFHK as at 31st December, 2002 is approximately HK$24.8 million. Not taking into account of the related corporate expenses and interests, the Group would realise a gain of approximately HK$5.4 million from the realisation of the Group's 51 per cent. equity interests in CIFHK.

The unaudited net loss or profit before and after taxation and extraordinary items in respect of the two financial years ended 31st December, 2002 of CIFHK are as follows:

	Year ended 31st December, 2002 (HK$'000)	2001 (HK$'000)
Net profit (loss) before taxation and extraordinary items	(24,372)	1,917
Net profit (loss) after taxation and extraordinary items	(24,295)	1,611

INFORMATION ON CIFHK

CIFHK is principally engaged in the sales and distribution of fish, shrimps and processed seafood in Hong Kong.

REASONS FOR THE REALISATION

Due to the economic downturn in Hong Kong, the business of CIFHK has been deteriorating in the past year. As such the Group decided to enter into the Agreement to dispose of its investment in CIFHK. After the Realisation, CIFC will concentrate its resources on the marine fishing operations in West Africa and to develop the sales and distribution of fish, shrimps and processed seafood in other more prosperous markets such as China, Europe and Japan. The proceeds from the Realisation will be used by the Group as general working capital.

The directors of the Company (including the independent non-executive directors) consider that the Agreement is on normal commercial terms and is entered into in the ordinary course of business of the Company, and such terms are fair and reasonable as far as the shareholders (including independent shareholders) of the Company are concerned.

INFORMATION ABOUT THE COMPANY

The Company is a listed company on the Hong Kong Stock Exchange, with business emphasis on the distribution business in Hong Kong and the Chinese Mainland. The principal activities of the Group are retail, beverage, food processing and distribution, textile, and petroleum distribution.

GENERAL

CNFC is a substantial shareholder of CIFC (but otherwise not connected to the Company), holding 49 per cent. equity interest in CIFC which is in turn a subsidiary of the Company. Accordingly CNFC is a connected person of the Company and the Agreement constitutes a connected transaction under the Listing Rules. As the total consideration or value for the Realisation represents less than 3 per cent. of the book value of the net tangible assets of the Company as shown in the latest published unaudited consolidated interim accounts of the Company as at 30th September, 2002, details of the Agreement will be disclosed in the 2003 annual report and the accounts of the Company pursuant to Rule 14.25(1) of the Listing Rules.

DEFINITIONS

"Agreement"	The agreement dated 28th March, 2003 as referred to in this announcement
"CIFC"	China International Fisheries Corporation, a company incorporated in the Cayman Islands and is owned as to 51 per cent. indirectly by the Company and 49 per cent. by CNFC
"CIFHK"	China International Fisheries Hong Kong Limited, a company incorporated in the British Virgin Islands and was owned as to 51 per cent. by CIFC and 49 per cent. by an independent third party
"CNFC"	中水遠洋漁業有限公司 (CNFC International Fisheries Corporation Limited), a company incorporated in The People Republic of China and owns 49 per cent. of CIFC
"Company"	China Resources Enterprise, Limited, a company incorporated in Hong Kong and listed on The Stock Exchange of Hong Kong Limited
"Group"	Company and its subsidiaries
"Listing Rules"	Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited
"Paul & Sam"	Paul & Sam Company Limited, a company incorporated in Hong Kong and is a wholly owned subsidiary of CNFC
"Realisation"	The sale by CIFC of its 51 per cent. equity interest in CIFHK referred to in this announcement
"Shareholder's Loan"	The shareholder's loan of HK$28,660,000 which was owed to CIFC by CIFHK as at the date hereof

By order of the Board
China Resources Enterprise, Limited
Lee Yip Wah, Peter
Company Secretary

Hong Kong, 28th March, 2003